SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release regarding the Company’s unaudited financial condition and results of operations for the six (6) months ended June 30, 2009;

Mandatory conversion of outstanding shares of Series VI Convertible Preferred Stock issued on November 8, 2002; and

Cash dividend declaration on the Company’s Common Capital Stock, Series IV Cumulative Non-Convertible Redeemable Preferred Stock, Series V Convertible Preferred Stock and Series B, F, Q, V and Z 10% Cumulative Convertible Preferred Stock.

10 10

Exhibit 1

August 4, 2009

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited financial condition and results of operations for the six (6) months ended June 30, 2009.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Exhibit 1

August 4, 2009

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith three (3) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited financial condition and results of operations for the six (6) months ended June 30, 2009.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,226 As of June 30, 2009	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

---------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  4 August 2009

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1

PRESS RELEASE

FIRST HALF 2009 CONSOLIDATED CORE NET INCOME UP 11% TO P20.8 BILLION

REPORTED NET INCOME UP 2% TO P19.7 BILLION

EBITDA AT P44.1 BILLION; FREE CASH FLOW AT P31.6 BILLION

CELLULAR SUBSCRIBER BASE REACHES 38.5 MILLION, UP 16%

TOTAL BROADBAND SUBSCRIBERS AT 1.2 MILLION, UP 22%

INTERIM REGULAR DIVIDEND OF P77 PER SHARE DECLARED, A 10% INCREASE

•         Consolidated core net income for the first half of 2009 at P20.8 billion, an increase of 11% from the P18.7 billion recorded in the first half of 2008

•         Consolidated net income of P19.7 billion for 2009, 2% higher than the P19.3 billion net income in 2008

•         Consolidated service revenues grew 4% year-on-year to P72.9 billion. Wireless service revenues increase 5% to P48.1 billion; fixed line service revenues up 3% to P25.4 billion; and ePLDT service revenues improve 5% to P5.2 billion

•         Consolidated EBITDA stable at P44.1 billion; consolidated EBITDA margin at 60% of service revenues

•         Consolidated free cash flow improves to P31.6 billion for the first half of 2009

•         Cellular subscriber base reaches 38.5 million; net subscriber additions of 3.3 million for first half 2009; growth year-on-year of 16%

•         Total broadband subscribers at 1.2 million, with aggregate revenue contribution from broadband and internet services of P6.5 billion for the first half of 2009, 27% higher than last year

•         Interim regular dividend of P77 per share declared, a 10% increase over the P70 interim dividend in the first half of 2008

MANILA, Philippines, 4th August 2009 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its financial results for the first six months of 2009 with Core Net Income, net of exceptional items, rising 11% to P20.8 billion, from P18.7 billion for the same period in 2008. Consolidated Reported Net Profit of P19.7 billion also increased by 2% from the P19.3 billion in the same period last year. This half’s results reflected the higher recurring net income, the impact of net losses from the foreign exchange revaluation of our financial assets and liabilities and derivatives (compared to a net gain in the first half last year), and the lower statutory tax rate. Consolidated service revenues increased by 4% to P72.9 billion, fueled mainly by the 6% growth in data and broadband revenues. Consolidated EBITDA was stable at P44.1 billion while EBITDA margin was 60%.

Consolidated free cash flow remained strong at P31.6 billion in the first six months of 2009. Consolidated capital expenditures stood at P10.7 billion for the half. Capital expenditures for 2009 are estimated to reach P27.0 billion.

The Group’s consolidated debt balance as of 30th June 2009 was US$1.8 billion with net debt at approximately US$900 million. Net debt to EBITDA stood at 0.5x. The Company’s debt maturities continue to be well spread out, with the bulk of debt repayments due in and after 2013. US dollar-denominated debt now represents only 63% of the Group’s debt portfolio, down from 79% at the end of 2008. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, only 27% of total debt remains unhedged. For 2009, the planned gross borrowings for the group are estimated at P38 billion. At the end of the first semester, P33 billion had already been put in place, of which P19 billion has been drawn. The additional debt, mainly denominated in Pesos, will be used to fund capital expenditures and support various investments, including the 20% stake in Meralco. Net borrowing for the year is projected at P20 billion, resulting in a consolidated ratio of net debt to EBITDA at year end of about 0.9x. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities.

Consistent with the Company’s stated dividend policy, the PLDT Board of Directors approved earlier today an interim dividend of P77 per share to common shareholders of record as of 20th August 2009. Dividend payment date is 22nd September 2009. To date, approximately 2.7 million shares have been bought back under the approved share buyback program and are being held as treasury shares.

“Notwithstanding a more challenging environment, we are pleased to be able to sustain our committed minimum dividend payout of approximately 70% of core earnings with the declaration of this interim dividend of P77 per share. This is 10% higher than the P70 per share interim dividend we declared last year,” declared Manuel V. Pangilinan, Chairman of PLDT.

Wireless: Continuing to Climb

Wireless service revenues rose to P48.1 billion for the first half of 2009, 5% higher than the P45.8 billion recognized in the same period last year. Cellular subsidiaries, Smart Communications, Inc. (“Smart”) and Pilipino Telephone Corporation (“Piltel”) continue to lead the industry with their solid performances.

Wireless EBITDA improved by 2% to P30.2 billion in the first six months of this year from P29.7 billion in the same period last year. EBITDA margin decreased slightly to 63% due primarily to adjustments in compensation and employee benefits expenses relating to the long-term incentive plan as well as higher rent expenses for international leased circuits.

The PLDT Group’s total cellular subscriber base for the first half of 2009 grew to 38.5 million subscribers, a 16% growth year-on-year. For the first six months of 2009, Smart and Piltel added 3.3 million subscribers, as compared with 3.2 million in the first half of 2008. Smart recorded net additions of over 970,000 subscribers to end the period with 21.9 million subscribers while Talk ‘N Text added 2.3 million subscribers to end the half with 16.6 million subscribers. Together, Smart and Piltel maintained their leading market share in terms of both revenues and subscribers.

Cellular data revenues were up 2% to P24.2 billion, making up 54% of net cellular service revenues. Cellular voice revenues were likewise up, improving by 5% to P19.1 billion.

Smart continues to expand and improve its 2G network capacity while the rollout of the 3G and HSPA networks has been accelerated to meet expected demand.

|

In May 2009, Smart introduced Sandbox, its web platform which unites social networking, online media content downloading, as well as web services. Browsing on the portal is free of charge but downloading content is charged accordingly. Content is delivered straight to the subscriber’s mobile and the cost for any requested music, game, and video is automatically charged to the subscriber’s prepaid load or added to the monthly service fee for postpaid subscribers. Sandbox was also made available on mobile in June 2009.

”Research proves that Filipinos are an interactive people who constantly engage in on-line activities such as networking, blogging, uploading video and music,” added Orlando B. Vea, Chief Wireless Adviser of Smart. “With Sandbox, we are taking that experience one step further by enabling all these in one accessible online portal.”

Also in June, Smartalk, Smart’s unlimited voice offering, was made available to all Smart Buddy and Smart Gold subscribers nationwide. The new service enables Smart Buddy and Smart Gold subscribers to make unlimited calls to over the 38 million mobile phone users on the SMART network. SMART subscribers will be able to avail of the service, via registration, by purchasing loads for unlimited calls which come in two denominations: “Smartalk 100” which for P100 offers 5 days of unlimited calls and “Smartalk 500”, offers 30 days of unlimited calls to any subscriber on the SMART network for only P500.

“We are very conscious of the need to adapt our service offerings to the needs of our subscribers and the economic conditions. Smartalk is one more example of Smart’s ability to answer the call for “tipid sulit” – offering the best value at the lowest price," stated Napoleon L. Nazareno, President and CEO of PLDT and Smart.

SmartBro, Smart’s wireless broadband service – through its wholly-owned subsidiary Smart Broadband, Inc. - continued to expand as its wireless broadband subscriber base grew 26% to reach 689,000 as at end-June 2009, 261,000 of which were on SmartBro’s prepaid service. Wireless broadband revenues grew 30% to P2.6 billion, a significant improvement over the P2.0 billion recorded in the first half of 2008.

PLDT Fixed Line: Continued Resilience

Fixed line service revenues increased by 3% to P25.4 billion in the first six months of 2009 from P24.6 billion in the same period last year as significant gains in data revenues, both from corporate data and residential DSL services, were somewhat attenuated by declines in other segments of the business. National long distance revenues decreased while international long distance revenues continued to weaken due to the shifting of traffic to cellular and other means of communications. Local exchange revenues declined 2% due to the bundling of voice and data services. Data service revenues contributed 41% of the fixed line’s service revenues as compared with only 36% in the same period last year.

The fixed line business continues to pursue initiatives aimed at tapping new markets and generating new and higher ARPUs. These were enabled by leveraging both the fixed and wireless networks and creating new products for different market segments.

Our expanded fixed line offers include: PLDT Landline Plus and Call All: fixed-wireless landline services that allow free landline calls within the same calling area. SMEs are offered bundles that include hardware and connectivity that address their voice and broadband needs. Among products available are: Watcher, Negosyo Boost and myDSL biz.

Retail DSL continued its strong performance as broadband subscribers grew by over 77,000 to 510,000 at the end of June 2009 from 433,000 at the end of 2008. PLDT DSL generated P3.3 billion in revenues in the first half of 2009, up 27% from P2.6 billion in the same period in 2008.

Fixed line EBITDA in 2008 declined to P13.3 billion due to higher cash operating expenses mainly compensation and employee benefits and rent expenses. Whilst EBITDA margin has decreased to 52% for the first half of 2009 as compared with 56% in the same period last year, this year’s margin is in line with the full year EBITDA margin reported in 2008.

"Achieving growth in the fixed line business is a feat in itself and being able to sustain this growth is even more laudable. In a data world that requires delivery of more complex services, the fixed line business is retooling its people and transforming processes. Our modest success inspires us to stay on this path of transformation," declared Nazareno.

ePLDT: Managing Challenges

ePLDT, the Group’s information and communications technology arm, reported service revenues of P5.2 billion in the first half of 2009, an increase of 5% from the same period last year. ePLDT’s EBITDA increased to P511 million in the first six months of 2009 as compared with P493 million in the same period last year, mainly due to the favorable impact of the depreciation of the peso offset by higher cash operating expenses, specifically compensation and employee benefits expense relating to salary adjustments and provision for incentive plans and redundancy programs. EBITDA margin at 10% was flat relative to the same period last year but higher than the 8% recorded in the first three months of 2009. ePLDT’s revenues account for 7% of PLDT’s consolidated revenues.

Customer interaction services (more commonly known as “call center”) revenues grew 2% to P1.7 billion. ePLDT Ventus, the umbrella brand for ePLDT’s customer interaction business, now operates six customer interaction service facilities with combined seats of close to 6,500 and an employee base of over 6,300.

SPi Technologies, Inc. (“SPi”), ePLDT’s knowledge processing arm (also known as business process outsourcing or “BPO”), generated revenues of P2.5 billion in the first half of 2009, approximately the same amount as the same period last year. At the end of 2008, SPi chose to wind down the operations of its underperforming Electronic Discovery Data (“EDD”) business in its legal vertical. Revenues and EBITDA margins in the publishing and medical billing verticals continue to be broadly in line with expectations. In addition to the Philippines and the USA, SPi has operations in India and Vietnam.

“Global uncertainties in the last few months have led to longer time for decision-making. Nonetheless, businesses are back to focusing on creating value by looking at cost efficiencies, including outsourcing. Slowly but surely, we are making headway in our goal of lifting SPi’s financial performance. We continue to focus on improving various operating metrics while looking out for new business opportunities. Vitro continues to be a bright spot as it sustains its significant revenue growth trend,” said Ray C. Espinosa, ePLDT President and CEO.

Conclusion

“While our first half performance remained robust, we are slightly concerned about what the second semester may bring – the third quarter is traditionally the slowest one in the year and we worry that the adverse effects of the global economic crisis may have a lagged effect on our economy. We are seeing some signs that consumers generally may be wary about spending or committing to spend. Nonetheless, I remain confident that we are up to the challenge. We have faced tough times before and come out a stronger and better company. On the back of our strong first half performance, we have adjusted our core profit guidance for the year from P40 billion to P41 billion,” concluded Manuel V. Pangilinan, PLDT Chairman.

####

|

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Exhibit 2

August 4, 2009

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 2

August 4, 2009

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,226 As of June 30, 2009	NA	NA
Total No. of Stockholders	Domestic	Foreign

------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 4 August 2009

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 2

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on August 4, 2009:

1. The Board approved the following:

(a) The issuance of a notice to the holders of all outstanding shares of the Company’s Series VI Convertible Preferred Stock originally issued on November 8, 2002, (the “November 8, 2002 CPS”), that all November 8, 2002 CPS outstanding as of the record date fixed by the Board shall be mandatorily converted into shares of the Company’s Common Stock effective on November 9, 2009.

(b) The record date for the determination of holders of outstanding November 8, 2002 CPS subject to mandatory conversion is November 8, 2009.

Enclosed is a copy of the aforementioned notice.

2. The Board declared the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2008, which are sufficient to cover the total amount of dividends declared:

1. Regular dividend of P77.00 per outstanding share of the Company’s Common Stock, payable on September 22, 2009 to the holders of record on August 20, 2009

2. A total of P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2009, payable on September 15, 2009 to the holder of record on August 19, 2009.

3. P0.051944 per day per outstanding share of the Company’s Series V Convertible Preferred Stock which were originally issued on August 22, 2002 and scheduled for mandatory conversion into Common Stock of the Company on August 23, 2009 (the “Converted CPS V”), for the period July 16, 2009 to August 22, 2009, payable on September 10, 2009 to the holder of record of said Converted CPS V at the close of business on August 22, 2009.

4. P1.00 per outstanding share of the Company’s Series B 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2009, payable on September 30, 2009 to the holders of record on September 1, 2009.

Exhibit 2

5. P1.00 per outstanding share of the Company’s Series F 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2009, payable on September 30, 2009 to the holders of record on September 1, 2009.

6. P1.00 per outstanding share of the Company’s Series Q 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2009, payable on September 30, 2009 to the holders of record on September 1, 2009.

7. P1.00 per outstanding share of the Company’s Series V 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2009, payable on September 30, 2009 to the holders of record on September 1, 2009.

8. P1.00 per outstanding share of the Company’s Series Z 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2009, payable on September 30, 2009 to the holders of record on September 1, 2009.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

August 4, 2009

Exhibit 2

NOTICE OF MANDATORY CONVERSION OF

SERIES VI CONVERTIBLE PREFERRED STOCK

OF PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

To the Holder(s) of Series VI Convertible Preferred Stock of

Philippine Long Distance Telephone Company

We wish to advise that pursuant to the terms of the Company’s Series VI Convertible Preferred Stock (“CPS VI”), all outstanding shares of CPS VI originally issued on November 8, 2002 (the “November 8, 2002 CPS”) will be mandatorily converted into shares of the Company’s Common Stock effective on November 9, 2009 (respectively, the “Mandatory Conversion” and the “Mandatory Conversion Date”).

The Company has fixed November 8, 2009 as the Record Date for the determination of holder(s) of outstanding November 8, 2002 CPS subject to Mandatory Conversion. On Mandatory Conversion Date, each share of November 8, 2002 CPS VI outstanding as of the Record Date will be converted into one (1) share of Common Stock of the Company (the “Converted Common Shares”). The stock certificate(s) representing the Converted Common Shares will be registered in the name(s) of the registered owner(s) of the converted November 8, 2002 CPS.

The Hongkong and Shanghai Banking Corporation (HSBC), transfer agent of the Company, will notify the registered owner(s) of the converted November 8, 2002 CPS (the “Holder”) of the availability of the stock certificate(s) representing the Converted Common Shares. HSBC will release the stock certificate(s) to each Holder only upon compliance by such Holder of the following: (1) surrender to HSBC of duly endorsed certificate(s) representing its converted November 8, 2002 CPS; (2) submission to HSBC of a letter in the form of Annex A hereof, containing representations, warranties and undertakings in favor of PLDT; and (3) payment of any taxes, duties and fees which are for such Holder’s account.

Holder(s) will have the right to require the Company to repurchase the Converted Common Shares within 30 days following the Mandatory Conversion Date (the "Put Option"). We will provide more details regarding the Put Option, including exercise and price information, on the Mandatory Conversion Date.

Payment of dividends on the converted November 8, 2002 CPS accruing from October 16, 2009 to November 8, 2009, will be made on December 8, 2009, and the corresponding dividend check(s) will be delivered to the respective addresses on record of the Holder(s) of converted November 8, 2002 CPS.

Exhibit 2

Any inquiries you may have with respect to the Mandatory Conversion should be addressed to HSBC c/o Mr. Weiser Co at telephone number (632) 5817516 or via e-mail at weiserco@hsbc.com.ph.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By : FLORENTINO D. MABASA, JR.

Title : FVP and Assistant Corporate Secretary

Exhibit 2

ANNEX A

Date:

To: Philippine Long Distance Telephone Company

("PLDT")

(A) We are the registered holders, as of November 8, 2009, of _________ Series VI Convertible Preferred Shares of PLDT originally issued on November 8, 2002 (our “November 8, 2002 CPS VI”). In connection with the Mandatory Conversion of our November 8, 2002 CPS VI, on November 9, 2009, we agree to accept ________ shares of common stock of Pesos 5.00 each in the capital of PLDT (the "Converted Common Shares") issued upon mandatory conversion of our November 8, 2002 CPS VI, and hereby authorize the entry of our name in the register of stockholders of PLDT in respect thereof.

(B) We, or the person(s) who own the beneficial interest in the November 8, 2002 CPS VI, understand that the Converted Common Shares issued upon mandatory conversion of such November 8, 2002 CPS VI have not been and will not be registered under the Securities Act and agree that if we, or such person(s), should sell or transfer such Converted Common Shares we, or such person(s), will do so only in compliance with the Securities Act and other applicable laws and only:-

(a) outside the United States in accordance with Regulation S; or

(b) in accordance with Rule 144 under the Securities Act, if available.

We, or the person(s) who own the beneficial interest in the November 8, 2002 CPS VI, understand and agree that the Converted Common Shares issued on conversion of the November 8, 2002 CPS VI shall not be deposited into any unrestricted depository receipt facility for Common Shares established or maintained by a depository bank unless and until such Common Shares are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act.

We, or the person(s) who own the beneficial interest in the Novembers 8, 2002 CPS VI, understand and agree that the Converted Common Shares issued on conversion of the November 8, 2002 CPS VI will bear a legend substantially as follows.

THE COMMON SHARES REPRESENTED BY THIS SHARE CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE SECURITIES LAWS, AND NEITHER SUCH COMMON SHARES NOR ANY INTEREST

Exhibit 2

THEREIN MAY BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS SO REGISTERED, EXCEPT (I) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR (II) IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE. THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE SHALL NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY FOR COMMON SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK UNLESS AND UNTIL SUCH COMMON SHARES ARE NO LONGER "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT.

Upon receipt by PLDT at its principal office of a written request from the beneficial holder of the securities represented by such certificate, such legend shall be removed from such certificate in connection with a sale by such holder if such holder has delivered to PLDT at such office an opinion of U.S. counsel reasonably satisfactory to PLDT that such sale is exempt from the registration requirements of the Securities Act pursuant to Rule 904 under Regulation S or, if available, Rule 144.

Yours faithfully,

For and on behalf of

[Name of Registered Owner]

By : ___________________________

Name : ___________________________

Title : ___________________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : Florentino D. Mabasa, Jr. Title : First Vice President, Legal Services Head and Assistant Corporate Secretary

Date: August 4, 2009